BB 2/25

AB 4/27

06003317

UNITEDSTATES
;ANDEXCHANGECOMMISSION
'ashington, D.C. 20549

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......AL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44770

SEC MAIL RECEIVED PROCESSING FEB 23 2006 185 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Merrion Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

210 Elmer Street
(No. and Street)

Westfield	New Jersey	07090
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel 212 509-7800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor Davies Munns & Dobbins, LLP
(Name – *if individual, state last, first, middle name*)

15 Essex Rd.	Paramus	New Jersey	07652
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/11/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William B. Wigton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Merrion Group, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

ANNMARIE COGLIATI
NOTARY PUBLIC
MORRIS COUNTY, NJ
My Commission Expires June 26, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- **X (0) Independent Auditors' Report on Internal Accounting Control.**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERRION GROUP, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
PURSUANT TO RULE 17A-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Members of
Merrion Group, LLC

We have audited the accompanying statement of financial condition of Merrion Group, LLC (the Company) as of December 31, 2005, and the related statements of operations and members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Merrion Group, LLC at December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor Davies Munns & Dobbins, LLP

Paramus, New Jersey
January 25, 2006

Dorothy B. Kraft Center, 15 Essex Road, Paramus, New Jersey 07652 201.712.9800 tel 201.712.0988 fax www.odmd.com

MERRION GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$ 25,694
Due from broker	580,687
Securities	587,500
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $ 97,584)	49,854
Other assets	34,974
	$ 1,278,709

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$ 89,480
Members' equity	1,189,229
	$ 1,278,709

See accompanying notes to financial statements.

MERRION GROUP, LLC

STATEMENT OF OPERATIONS AND MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2005

Revenues	
Commissions	$ 2,521,394
Asset management fees	296,856
Net gain on principal transactions	899,444
Interest and dividends	4,566
Other	45,408
	3,767,668
Expenses	
Employee compensation, benefits and related expenses	2,223,373
Commissions	215,595
Interest	8,882
Clearing fees	388,461
Professional fees	135,805
Rent	97,600
Market data	157,991
Depreciation and amortization	27,505
Other operating expenses	177,824
	3,433,036
Net income	334,632
Members' equity, beginning of year	854,597
Members' equity, end of year	$ 1,189,229

See accompanying notes to financial statements.

MERRION GROUP, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities	
Net income	$ 334,632
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	27,505
Change in operating assets and liabilities	
Due from broker	193,274
Securities	(553,675)
Other assets	12,019
Accounts payable and accrued expenses	10,236
Net cash provided by operating activities	23,991
Cash flows from investing activities	
Purchase of furniture, equipment and leasehold improvements	(36,007)
Net decrease in cash and cash equivalents	(12,016)
Cash and cash equivalents, beginning of year	37,710
Cash and cash equivalents, end of year	$ 25,694
Supplementary cash flow information	
Interest paid	$ 8,882

See accompanying notes to financial statements.

MERRION GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

1. Organization

Merrion Group, LLC (the Company), a limited liability company, is a broker-dealer registered with the Securities Exchange Commission and is a member of the National Association of Securities Dealers, Inc.

All transactions are cleared through a clearing broker on a fully disclosed basis and, accordingly, the Company does not carry securities accounts for customers or perform custodial functions relating to their securities.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers amounts of all highly liquid debt investment instruments purchased with a maturity of three months or less to be cash equivalents.

Securities Transactions

Proprietary securities transactions and related revenues and expenses are recorded on a trade-date basis.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Management Fees

Investment management fees are recognized quarterly and are based on the value of assets under management.

2. Significant Accounting Policies (Continued)

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost; maintenance and repairs are charged to operations. Depreciation expense is calculated on a straight-line basis over the respective assets' remaining useful lives. Leasehold improvements are amortized over the economic useful life of the improvements. The useful lives are as follows:

Office equipment	5 years
Furniture and fixtures	7 years
Leasehold improvements	5 years

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes and accordingly does not record a provision for income taxes because the individual members report their share of the Company's income or loss on their income tax returns. As a limited liability company, the liability of the Company's members is limited to the amount of the members' interest.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the rule provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital of approximately $1,072,000, which was approximately $972,000 in excess of its minimum requirement of $100,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

4. **Financial Instruments and Concentration of Credit Risk**

The Company is engaged in various brokerage activities with other counterparties including customers and financial institutions. In the normal course of business, the Company may be exposed to risk of loss in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities underlying the contract, as a loss. A substantial portion of the Company's assets are in the custody of the clearing broker.

5. **Related Party Transactions**

Commission revenue from members, management and affiliates of the Company amounted to approximately $642,000 for 2005.

Asset management fees from an affiliated entity amounted to approximately $27,000 for 2005.

At December 31, 2005, the Company leased office space from an affiliate on a month-to-month basis. Total rent expense under the lease was $97,600 for the year ended December 31, 2005.

6. **Major Customers**

Commissions from three major customers represented approximately 55% of total commission revenue for the year ended December 31, 2005.

7. **Subsequent Event**

In February 2006, the Company changed its name to Merrion Securities, LLC.

SUPPLEMENTAL SCHEDULE

Computation for Determination of Reserve
Requirements and Information Relating to Possession
or Control Requirements for Brokers and Dealers
Pursuant to Rule 15c3-1

December 31, 2005

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

(See accompanying independent auditors' report)

MERRION GROUP, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2005

Members' equity	$ 1,189,229
Deductions and/or charges:	
Non-allowable assets:	
Furniture, equipment and leasehold improvements, net	49,854
Other assets	34,974
Total non-allowable assets	84,828
Net capital before haircuts on securities position	1,104,401
Haircut on securities positions	(31,961)
Net capital	1,072,440
Minimum capital requirements (greater of 6-2/3% of aggregate indebtedness or $100,000)	100,000
Excess net capital	$ 972,440
Aggregate indebtedness - total liabilities	$ 89,480
Ratio of aggregate indebtedness to net capital	.09 to 1

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in its unaudited Part IIA FOCUS Report as of December 31, 2005.

REPORT OF INDEPENDENT AUDITORS ON

INTERNAL ACCOUNTING CONTROL

REQUIRED BY SEC RULE 17a-5

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

To the Members
of Merrion Group, LLC

In planning and performing our audit of the financial statements of Merrion Group, LLC (the Company) for the year ended December 31, 2005, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Dorothy B. Kraft Center, 15 Essex Road, Paramus, New Jersey 07652 201.712.9800 tel 201.712.0988 fax www.odmd.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor Davies Munns & Dobbins, LLP

Paramus, New Jersey
January 25, 2006